UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and Investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer:

Orion Equity Fund, LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of organization:

April 29, 2022

Physical address of issuer:

4 West Dry Creek Circle, Ste 100, Littleton, CO 80120

Website of issuer:

www.orion-fund.com

Current number of employees: 0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$3,383.98	($0)
Cash & Cash Equivalents	$2,383.98	($0)
Accounts Receivable	$0	($0)
Short-term Debt	$13,394.68	($0)
Long-term debt	$0	($0)
Revenues/Sales	$0	($0)
Cost of Goods Sold	$0	($0)
Taxes Paid	$0	($0)
Net Income	($22,069.64)	($0)



MARCH 7, 2023

ORION EQUITY FUND, LLC

FORM C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Orion Fund, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commissions or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuance to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.orion-fund.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CG (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 3/7/2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES

FORM C-AR

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate as of the date of the this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial, condition, results of operations, and prospects may have changed since the date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Orion Equity Fund, LLC (the "Company" or "Orion Equity") is a Delaware limited liability company, formed on April 29, 2022.

The Company's physical address of operations is located at 4 West Dry Creek Circle, Ste 100, Littleton, CO 80120.

The Company's website is www.orion-fund.com. The information available on or through our website is not a part of this Form C-AR.

Company Overview
Orion Equity Fund seeks to acquire a diversified portfolio of investments consisting primarily of real estate and small equity investments in operating business assets.

The Company's primary investment objectives are:
- to pay attractive and consistent distributions on a monthly basis by rigorously evaluating numerous investment opportunities to find those that can support the distribution target;
- to create a portfolio of diversified Investments; and
- to preserve, protect and ultimately return our investors capital contribution.

DIRECTORS/OFFICERS OF THE COMPANY

The directors and officers of the Company are listed below along with all positions and offices held and their principal occupation and employment responsibilities for the past three (3) years:

Name	Positions and Offices Held	Principal Occupation and Employment Responsibility for the Past Three (3) Years	Dates of Service
Eric Shampine	Orion Capital, LLC, Private Equity and Real Estate Consultant	General management, transactional and advisory services to clients	August 2014 - Present
	Global Ventures, LLC, Real Estate Investments /Consultant	General Management of real estate consulting group focused on Intl Transactional work	August 2007 - July 2014
	Professional Mortgage Alliance, Denver Office Operations	Manage Denver operations of largest privately held mortgage company in the US	July 2002-July 2007



Eric Shampine, Managing Partner

Mr. Shampine is the Manager of Orion Capital LLC. Mr. Shampine has over 30 years of diverse general management experience with a particular focus in real estate & financial analysis, sales, asset management and finance operations. Mr. Shampine has an extensive entrepreneurial history in a wide range of industries and over 25 years of direct experience in the real estate industry. He has a MS in International Business awarded from the University of Colorado. Mr. Shampine's background in entrepreneurship, sales, asset management, mortgage banking, finance, and real estate help to provide a unique level of experience, analysis, and insight into the opportunities and their respective collateral that are identified for investment consideration.

Mr. Shampine and the Fund's advisory board have over 100 years of cumulative small business and real estate experience. Orion Capital LLC was formed in 2014, to provide a vehicle for private equity investment, real estate and investment fund management services. The Manager has since opened and closed 3 small investment funds with strong results. They have chosen to leverage that experience with the development of this Fund to serve as a long-term instrument for those Investors seeking the opportunity to diversify into small balance private equity and real estate focused investments. Our Manager will perform its duties and responsibilities pursuant to our Management Agreement. The Manager maintains a contractual, as opposed to a fiduciary relationship, with the Fund and our Shareholders.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Investment Objectives

Our primary investment objectives are:

- to pay attractive and consistent distributions on a monthly basis by rigorously evaluating numerous investment opportunities to find those that can support the distribution target;
- to create a portfolio of diversified Investments; and
- to preserve, protect and ultimately return our investors capital contribution.

Investment Strategy

We expect to use substantially all of the net proceeds from this Offering to invest in a diversified portfolio of real estate and small private equity investments. Our real estate investments may encompass a wide variety of real estate types, including debt, and other real property assets. Further, our investments may include whole or partial interests in real properties as well as mortgage debt, mezzanine debt and other direct real estate investments. Private equity investments may include outright acquisition of operating entities, equity and debt instruments of both publicly traded and private companies.

We will seek to create and maintain a portfolio of Investments that generate a low volatility income stream of attractive, frequent, and consistent cash distributions. Our focus will initially be on investing in instruments that will emphasize the payment of current returns to investors and preservation of invested capital. We also intend to diversify our portfolio by investing in equity or acquiring the assets of smaller, main street focused operating companies. We will seek growth in the value of our Investments by timing their sale to maximize value and seeking assets which have the potential for some value-add benefit to be realized.

On a long-term basis, under normal market conditions, we will seek to allocate the Company's portfolio generally in accordance with our strategy to maximize our operating cash flow and preserve our invested capital.

Market Overview and Opportunity

It is our belief that investing with us offers investors the opportunity to gain exposure in this traditionally difficult market to access, with lower fees and potential higher returns relative to other investment options. We offer lower upfront fees, lower ongoing fees, and a lower minimum investment amounts than typical private equity funds.

We believe that the near and intermediate-term market for investment in private equity and real estate-related assets, is compelling from a risk-return perspective. Given the prospect of low growth for the economy, we currently favor a strategy that focuses on cash flow and interest profits as the primary motivator for investments.

It is important to note that markets are volatile, and subject to change over time. Although current opportunities seem to be favorable, conditions could change quickly which may contribute to a shift in our strategy in search of superior risk-adjusted returns.

Targeted Investments

We will seek to acquire a diversified portfolio of investments consisting primarily of real estate and small equity investments in operating business assets.

Investments in Real Estate

Our real estate investments may encompass a wide variety of real estate types, including debt, and other real property assets. Further, our investments may include whole or partial interests in real properties as well as mortgage debt, mezzanine debt and other direct real estate investments.

The benefits of investing in real estate and real estate backed instruments are numerous. Real estate is a physical, tangible product and with well-chosen assets, investors can enjoy predictable cash flow, excellent returns, tax advantages, and diversification. Unlike stocks, bonds, and many other investment options, real estate has value not only in the income and cash flow it generates, but also the land itself and the property's improvements, such as the building and infrastructure.

Real estate has a low—and in some cases negative—correlation with other major asset classes. This means the addition of real estate to a portfolio of diversified assets can lower portfolio volatility and provide a higher return per unit of risk. The inflation hedging capability of real estate stems from the positive relationship between GDP growth and the demand for real estate. As economies expand, the demand for real estate drives rents higher. This, in turn, translates into higher capital values.

By investing in a pool, such as this Fund, one can diversify their investment across many different asset types and locations thus spreading risk across a wide range of properties. If one market or asset falters for whatever reason, the Fund can rely on the remainder of the portfolio to support that struggling asset.

There are many public and private real estate funds available to investors. This fund is targeting smaller, main street sized assets:

Single Family Homes and mortgages in decent neighborhoods, and in areas where the investment makes a real impact on people.

Multi-Family Homes/Units that are not owner occupied and have up to 10 units. We want to focus on assets that our individual investors can appreciate, understand and relate to.

Not only will this approach diversify our portfolio, but it will make a difference in the lives and communities that we invest in.

We will source our real estate investments primarily through acquisition of distressed assets. One venue will be through foreclosure auctions in order to acquire, fix up, and either resell or rent out a property outright. A second venue will be through acquisition of distressed debt in order to gain control over the asset and then either restructure the debt of the homeowner so they can stay in the home, or take the collateral back to improve it and either resell of rent out the property.

Everyone needs a little passive income in their lives. Real Estate is a time tested and reliable way to

help provide that passive income. Acquiring underperforming real estate through a variety of channels, can help provide that cash flow and equity cushion that has been a cornerstone of wealth creation for generations.

Investments in Small Operating Businesses

Imagine, if you will, a small town in the heart of America. The streets are lined with quaint shops and diners that offer home-cooked meals to locals and visitors alike. When you walk down this main street, you can feel the sense of community that fills the air. People stop by each other's businesses to chat about their day or lend a helping hand when needed; it feels like everyone is family here. And that's because they are, whether you realize it or not.

It's not just one small company that provides jobs for this town; rather, every store owner has created their own niche business, bringing joy and financial stability to those around them. Wouldn't you want to support such a community and see it flourish?

Small businesses have been called the backbone of the American economy. Investing in a small business is an excellent way to not only grow a portfolio, but also support local entrepreneurs and help grow local economies. It's a way to create, nurture, and grow an asset that can generate more than capital for an investor. Investments in this asset class can have a real local impact by driving growth in innovative, community-driven businesses across the country.

Investments in Small Operating Businesses would focus on Real Estate backed operating businesses (hotels, campgrounds, car washes, self-storage, etc.) to protect the investors capital as strongly as possible. These business ventures act as income generating assets that can offer very attractive investment returns for the Company portfolio.

There is no denying that every form of investment has some form of risk attached to it, and this is most certainly the case with investing in small companies. There are many factors to consider when weighing an investment in this asset class, and key among them is a solid business plan, experienced and seasoned management and desirable service or product in their respective marketplace.

Vetting A Small Operating Business Investment

All investments will undergo a rigorous vetting process to ensure maximum investment returns. We will review potential investments with a long-term operating history, solid management in place, and business potential for growth or some measure of value that can be added in addition to consistent and growing cash flows.

Vetting and Due Diligence on operating businesses is a long and complex process. A typical checklist for a smaller Main Street sized operating business would include:

- A review and verification of 3-5 years of financials
- Tax returns and bank statements
- Sales tax reports
- AR aging and historical levels
- AP aging

- Other debts/liabilities on the Balance Sheet
- Work in process or backlog
- Review customer base/concentration/contracts
- Payroll schedules and records
- Insurance policies/claim histories
- Inventory records
- Outside vendor contracts
- Real estate owned/leases
- Licenses and requirements
- Operational policies/procedures
- Environmental issues
- Supplier/vendor terms/agreements
- Review of physical assets owned
- Rights to any intangible assets
- A Forward Business Plan

By bringing expertise, capital or just a new perspective, a private equity fund can help these Entrepreneurs thrive, grow, and overcome hurdles that they cannot do on their own. Most private equity is focused on middle market or larger companies, but it is our belief that there is opportunity on main street as well. This is where the American dream was made and fosters. With our Manager and advisory boards extensive experience in the small business market, we feel that our ability to invest in, help grow and ultimately assist entrepreneurs to achieve their dreams not only makes a huge impact on main street America, but can be financially rewarding to our investors as well.

In the event of asset liquidation, we would utilize highly experienced business brokers to help facilitate a market sale.

Acquisition of Debt
A combination of performing and non-performing debt, and the criteria to underwrite each asset would vary but fall back to the classic 4-C's (capacity, capital, collateral and credit).

1. Initially, we would focus on performing debt, to support our targeted dividend for the investors.

   Depending on the asset, collateral & market, we would anticipate the maximum loan-to-value ratio to accept on a performer would be in the 75-80% range.

2. Then we will look for opportunistic non-performing debt, to add value and growth potential to the fund's Net asset value.

   Depending on the asset, collateral and particular market, we would anticipate the loan-to-value ratio to accept on a non-performer would be in the 55-65% range.

Geographic Focus
MARKET FOCUS: The Company will focus on markets in Colorado and with target areas that include the Mountain West. However, we recognize there are great opportunities in the Heartland and Rust Belt regions and we will look at those opportunities on a case-by-case basis.

Financial and other Fund Specific Reports

Brief monthly reports will be provided to investors and an annual year end summary report will be provided by The Manager. Investor reports are subject to change as the portfolio grows and more detailed reports become available.

Fund Term

Investors should expect an investment with no expiration or maturity date, that will have the potential to provide an ongoing stream of returns for as long as the investor owns the assets, but there are very flexible redemption terms with just 30 days' notice at the then current Net Assets Value (as cash flow allows).

MANAGEMENT

The Manager of the Fund will be Orion Capital LLC, a private equity and real estate investment advisory firm, whose principal manager is Eric Shampine. Mr. Shampine is the Manager of Orion Capital LLC. Mr. Shampine has over 30 years of diverse general management experience with a particular focus in real estate & financial analysis, sales, asset management and finance operations. Mr. Shampine has an extensive entrepreneurial history in a wide range of industries and over 25 years of direct experience in the real estate industry. He has a MS in International Business awarded from the University of Colorado. Mr. Shampine's background in entrepreneurship, sales, asset management, mortgage banking, finance, and real estate help to provide a unique level of experience, analysis, and insight into the opportunities and their respective collateral that are identified for investment consideration.

Mr. Shampine and the Fund's advisory board have over 100 years of cumulative small business and real estate experience. Orion Capital LLC was formed in 2014, to provide a vehicle for private equity investment, real estate and investment fund management services. The Manager has since opened and closed 3 small investment funds with strong results. They have chosen to leverage that experience with the development of this Fund to serve as a long-term instrument for those Investors seeking the opportunity to diversify into small balance private equity and real estate focused investments. Our Manager will perform its duties and responsibilities pursuant to our Management Agreement. The Manager maintains a contractual, as opposed to a fiduciary relationship, with the Fund and our Shareholders.

The Fund's advisory board consists of experienced professionals in various fields connected to real estate and small business; including lenders, investors, developers, property managers, attorneys, accountants and other related advisors. These advisors may change over time as the Fund grows and the need for advice and guidance evolves along with that growth. However, the Manager believes philosophically in the value of learning from others who have direct experience, knowledge and wisdom to offer and expects to pursue such assistance throughout the life of the Fund.

RISK FACTORS

An investment in our Class A Membership Interest Units involves risks. In addition to other information contained elsewhere in this Form C, you should carefully consider the following risks before acquiring our Membership Interest Units offered by this Form C. The occurrence of any of the following risks

could materially and adversely affect the business, prospects, financial condition or results of operations of our Company, the ability of our Company to make cash distributions to the holders of Membership Interest Units and the market price of our Membership Interest Units, which could cause you to lose all or some of your investment in our Membership Interest Units. Some statements in this Form C, including statements in the following risk factors, constitute forward-looking statements. See "Forward-Looking Statements Disclosure" below.

Risks Related to the Company's Business and Industry

We have limited operating history, which makes our future performance difficult to predict.
We have limited operating history. You should consider an investment in our Membership Interest Units in light of the risks, uncertainties and difficulties frequently encountered by other newly formed companies with similar objectives. We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. The failure to successfully raise operating capital, could result in our bankruptcy or other event which would have a material adverse effect on us and our Investors. There can be no assurance that we will achieve our investment objectives.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.
As shelter-in-place orders and non-essential business closings have occurred due to COVID-19, the Company's revenue may be adversely affected by such an event in the future. Also, the Company depends on manufacturing in China, and the global pandemic raises supply chain issues and may result in an inability to fulfill orders of the Company's product.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
The Company may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic

processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

The Company is subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against the Company, which may adversely impact the financial performance of the Company.

Our success will depend upon the acquisition and management of real estate and related assets and we may be unable to consummate acquisitions or dispositions on advantageous terms, the developed properties may not perform as we expect, or we may be unable to efficiently integrate our project into our existing operations.

We intend to acquire and sell real estate assets. The acquisition of real estate entails various risks, including the risks that our real estate assets may not perform as we expect, that we may be unable to quickly and efficiently integrate assets into our existing operations and that our cost estimates for the development and/or sale of a property may prove inaccurate.

Reliance On Management To Select and Manage Appropriate Properties.

The Company's ability to achieve its investment objectives is dependent upon the performance of the Management team in the quality and timeliness of the Company's acquisition of real estate properties. Investors in the Units offered will have no opportunity to evaluate the terms of transactions or other

economic or financial data concerning the Company's investments. Investors in the Units must rely entirely on the management ability of and the oversight of the Company's principals.

Delays In Acquisition Of Properties.
Delays the Manager may encounter in the selection, acquisition and development of properties could adversely affect the profitability of the Company. The Company may experience delays in identifying properties that meet the Company's ideal purchase parameters.

Environmentally Hazardous Property.
Under various Federal, City and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of non-compliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of its properties, the Company may be potentially liable for such costs. The cost of defending against claims of liability, complying with environmental regulatory requirements or remediation any contaminated property could materially adversely affect the business, assets or results of operations of the Company.

Management's Discretion In The Future Disposition Of Properties.
The Company cannot predict with any certainty the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the Company's properties, the Company cannot assure you that it will be able to sell its properties at a profit in the future. Accordingly, the timing of liquidation of the Company's real estate investments will be dependent upon fluctuating market conditions.

Real estate investments are not as liquid as other types of assets, which may reduce economic returns to investors.
Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit our ability to react promptly to changes in economic, financial, investment or other conditions. In addition, significant expenditures associated with real estate investments, such as mortgage payments, real estate taxes and maintenance costs, are generally not reduced when circumstances cause a reduction in income from the investments. Thus, our ability at any time to sell assets or contribute assets to property funds or other entities in which we have an ownership interest may be restricted. This lack of liquidity may limit our ability to vary our portfolio promptly in response to changes in economic financial, investment or other conditions and, as a result, could adversely affect our financial condition, results of operations, and cash flows.

We may be unable to sell a property if or when we decide to do so, including as a result of uncertain market conditions, which could adversely affect the return on an investment in our company.
Our ability to dispose of properties on advantageous terms depends on factors beyond our control,

including competition from other sellers and the availability of attractive financing for potential buyers of the properties we acquire. We cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of the properties we acquire, we cannot assure our Members that we will be able to sell such properties at a profit in the future. Accordingly, the extent to which our Members will receive cash distributions and realize potential appreciation on our real estate investments will be dependent upon fluctuating market conditions. Furthermore, we may be required to expend funds to correct defects or to make improvements before a property can be sold. We cannot assure our Members that we will have funds available to correct such defects or to make such improvements. In acquiring a property, we may agree to restrictions that prohibit the sale of that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These provisions would restrict our ability to sell a property.

Illiquidity of real estate investments could significantly impede the company's ability to respond to adverse changes in the performance of the portfolio investments and harm the company's financial condition.

Since real estate investments are relatively illiquid, the Company's ability to promptly sell developed assets in response to changing economic, financial and investment conditions may be limited. In particular, these risks could arise from weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in local, regional national or international economic conditions, and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located. The Company may be unable to realize its investment objectives by sale, other disposition or refinance at attractive prices within any given period.

The terms of new or renewal leases may result in a reduction in income.

Should the Company lease its real estate properties, the terms of any such new or renewal leases may be less favorable to the Company than the previous lease terms. Certain significant expenditures that the Company, as a landlord, may be responsible for, such as mortgage payments, real estate taxes, utilities and maintenance costs generally are not reduced as a result of a reduction in rental revenues. If lease rates for new or renewal leases are substantially lower than those for the previous leases, Company's rental income might suffer a significant reduction that may Additionally, the Company may not be able to sell a property at the price, on the terms or within the time frame it may seek. Accordingly, the timing of liquidation of the Company and the extent to which Investor Members may receive distributions and realize potential appreciation on the Company's real estate investments may be dependent upon fluctuating market conditions. The price the Company obtains from the sale of a property will depend upon various factors such as the property's operating history, demographic trends in the property's locale and available financing for, and the tax treatment of, real estate investments. The Company may not realize significant appreciation and may even incur losses on its properties and other investments. The recovery of any portion or all of an Investor Member's investment and any potential return thereon will depend on the amount of net proceeds the Company is able to realize from a sale or other disposition of its properties.

Property the Company acquires may have liabilities or other problems.

The Company intends to perform appropriate due diligence for each property or other real estate

related investment it acquires. The Company also will seek to obtain appropriate representations and indemnities from sellers in respect of such properties or other investments. The Company may, nevertheless, acquire properties or other investments that are subject to uninsured liabilities or that otherwise have problems. In some instances, the Company may have only limited or perhaps even no recourse for any such liabilities or other problems or, if the Company has received indemnification from a seller, the resources of such seller may not be adequate to fulfill its indemnity obligation. As a result, the Company could be required to resolve or cure any such liability or other problems, and such payment could have an adverse effect on the Company's cash flow available to meet other expenses or to make distributions to Investor Members.

The Company's investments may be subject to risks from the use of borrowed funds.
The Company may acquire properties subject to existing financing or by borrowing funds. The Company may also incur or increase its indebtedness by obtaining loans secured by certain of its properties in order to use the proceeds for acquisition of additional properties. In general, for any particular property, the Company will expect that the property's cash flow will be sufficient to pay the cost of its mortgage indebtedness, in addition to the operating and related costs of the property. However, if there is insufficient cash flow from the property, the Company may be required to use funds from other sources to make the required debt service payments, which generally would reduce the amount available for distribution to Investor Members. The incurrence of mortgage indebtedness increases the risk of loss from the Company's investments since one or more defaults on mortgage loans secured by its properties could result in foreclosure of those mortgage loans by the lenders with a resulting loss of the Company's investment in the properties securing the loans. For tax purposes, a foreclosure of one of the Company's properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the indebtedness secured by the mortgage. If that outstanding balance exceeds the Company's tax basis in the property, the Company would recognize a taxable gain as a result of the foreclosure, but it would not receive any cash proceeds as a result of the transaction.

Mortgage loans or other financing arrangements with balloon payments in which all or a substantial portion of the original principal amount of the loan is due at maturity, may involve greater risk of loss than those financing arrangements in which the principal amount of the loan is amortized over its term. At the time a balloon payment is due, the Company may or may not be able to obtain alternative financing on favorable terms, or at all, to make the balloon payment or to sell the property in order to make the balloon payment out of the sale proceeds. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investor Members, could be reduced. If interest rates are higher when the Company obtains replacement financing for its existing loans, the cash flows from its properties, as well as the amounts the Company may be able to distribute to Investor Members, could be reduced. In some instances, the Company may only be able to obtain recourse financing, in which case, in addition to the property or other investment securing the loan, the lender may also seek to recover against the Company's other assets for repayment of the debt. Accordingly, if the Company does not repay a recourse loan from the sale or refinancing of the property or other investment securing the loan, the lender may seek to obtain repayment from one or more of such other assets.

Uninsured losses relating to real property may adversely affect an investor member's

return.

The Managing Member will attempt to assure that all of the Company's properties are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible and/or in the event that any of the Company's properties incurs a casualty loss which is not fully covered by insurance, the value of the Company's assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to the Company. Further, the Company may not have a sufficient external source of funding to repair or reconstruct a damaged property; there can be no assurance that any such source of funding will be available to the Company for such purposes in the future.

Competition for investments may increase costs and reduce returns.

The Company will experience competition for real property investments from individuals, corporations and bank and insurance company investment accounts, as well as other real estate limited partnerships, real estate investment funds, commercial developers, pension plans, other institutional and foreign investors and other entities engaged in real estate investment activities. The Company will compete against other potential purchasers of properties of high quality commercial properties leased to credit-worthy tenants and residential properties and, as a result of the weakened U.S. economy, there is greater competition for the properties of the type in which the Company will invest. Some of these competing entities may have greater financial and other resources allowing them to compete more effectively. This competition may result in the Company paying higher prices to acquire properties than it otherwise would, or the Company may be unable to acquire properties that it believes meet its investment objectives and are otherwise desirable investments.

In addition, the Company's properties may be located close to properties that are owned by other real estate investors and that compete with the Company for tenants. These competing properties may be better located and more suitable for desirable tenants than the Company's properties, resulting in a competitive advantage for these other properties. The Company may face similar competition from other properties that may be developed in the future. This competition may limit the Company's ability to lease space, increase its costs of securing tenants, limit its ability to charge rents and/or require it to make capital improvements it otherwise might not make to its properties. As a result, the Company may suffer reduced cash flow with a decrease in distributions it may be able to make to Investor Members.

Environmental regulation and issues, certain of which the Company may have no control over, may adversely impact the Company's business.

Federal, state and local laws and regulations impose environmental controls, disclosure rules and zoning restrictions which directly impact the management, development, use, and/or sale of real estate. Such laws and regulations tend to discourage sales and leasing activities and mortgage lending with respect to some properties, and may therefore adversely affect the Company specifically, and the real estate industry in general. Failure by the Company to uncover and adequately protect against environmental issues in connection with a Portfolio Investment may subject the Company to liability as the buyer of such property or asset. Environmental laws and regulations impose liability on current or previous

real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. The Company may be held liable for such costs as a subsequent owner and developer of such property. Liability can be imposed even if the original actions were legal and the Company had no knowledge of, or was not responsible for, the presence of the hazardous or toxic substances. The Company may also be held responsible for the entire payment of the liability if the Company is subject to joint and several liability and the other responsible parties are unable to pay. Further, the Company may be liable under common law to third parties for damages and injuries resulting from environmental contamination emanating from the site, including the presence of asbestos containing materials. Insurance for such matters may not be available.

Real estate may develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem.
When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold at any of our properties could require the Company to undertake a costly remediation program to contain or remove the mold from the affected property. In addition, the presence of significant mold could expose the Company to liability from its tenants, employees of such tenants and others if property damage or health concerns arise.

The Company will be subject to risks related to the geographic location of the property it develops.
The Company intends to develop and sell real estate assets. If the commercial or residential real estate markets or general economic conditions in this geographic area decline, the Company may experience a greater rate of default by tenants on their leases with respect to properties in these areas and the value of the properties in these areas could decline. Any of these events could materially adversely affect the Company's business, financial condition or results of operations.

Risks Related to the Offering

There can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class.
Due to the start-up nature of the Company, there can be no guarantee that the Company will reach its funding target from potential Investors with respect to any Class or future proposed Class. In the event the Company does not reach a funding target, it may not be able to achieve its investment objectives.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.
Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. An investor may not have the opportunity, as part of their investment in the Offering, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the

Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general

and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

Risks Related to the Securities

There is currently no trading market for our securities. An active market in which Investors can resell their Membership Interest Units may not develop.

There is currently no public trading market for any Membership Interest Units, and an active market may not develop or be sustained. If an active public or private trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your Membership Interest Units at any price. Accordingly, you may have no liquidity for your Membership Interest Units. Even if a public or private market does develop, the market price of the Membership Interest Units could decline below the amount you paid for your Membership Interest Units.

There may be state law restrictions on an Investor's ability to sell the Membership Interest Units.

Each state has its own securities laws, often called "blue sky" laws, which (1) limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration and (2) govern the reporting requirements for broker-dealers and stockbrokers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. We do not know whether our securities will be registered, or exempt, under the laws of any states. A determination regarding registration will be made by broker-dealers, if any, who agree to serve as the market-makers for our Membership Interest Units. There may be significant state blue sky law restrictions on the ability of Investors to sell, and on purchasers to buy, our Membership Interest Units. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to Investors in such offering. If such Investors exercised their rescission rights, the Company would have to pay to such Investors an amount of funds equal to the purchase price paid by such Investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such Investors a rescission right, have sufficient funds to pay the prior Investors the amounts required or that proceeds

from this Offering would not be used to pay such amounts. In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.
No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date.
Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

There is no present market for the Securities and we have arbitrarily set the price.
The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot guarantee that the Securities can be resold at the Offering price or at any other price. Investors Purchasing the Securities will have limited rights.

A majority of the Company is owned by a small number of owners.

Prior to the Offering, one individual entity beneficially owns 100% of outstanding Common Units of the Company. This individual security holder may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. This individual security holder may have Membership Interest Units that are different from yours. For example, this individual may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential Investors are willing to pay for the Company. In addition, this individual security holder could use his or her voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities offered will be subject to dilution. The Company may issue additional equity to employees, third-party financing sources, and other Investors, and as a consequence holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce an investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other Investors) is typically intended to provide the Company with enough capital to reach the next major Company milestone. If the funds are not sufficient, the Company may have to raise additional capital at a price unfavorable to the existing Investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

We arbitrarily determined the price of the Securities and such price which may not reflect the actual market price for the Securities.

The Offering of Securities at $1.00 per Unit by us was determined arbitrarily and the current, estimated valuation of the Company arising from such price per interest in this Offering is $5,000,000. The price is not based on our financial condition and prospects, market prices of similar securities of comparable publicly traded companies, certain financial and operating information of companies engaged in similar activities to ours, or general conditions of the securities market. The price may not be indicative of the market price, if any, for the Securities. The market price for the Securities, if any, may decline below the price at which the Securities are offered. Moreover, recently the capital markets have experienced extreme price and volume fluctuations which have had a negative effect impact on smaller companies, like us.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY

ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

OWNERSHIP AND CAPITAL STRUCTURE

Our capitalization as of December 31, 2022

Name of Holder	Class of Interests	Amount Outstanding	Percentage (%) of Interests Held	Percentage (%) of Voting Power
Orion Capital, LLC	Common Unit	10,000	100%	100%
Eric Shampine	Class A Membership Interests	2060.40	100%	0%

Classes of Securities of the Company

The Company has 5,000,000 authorized Membership Interests and zero authorized Preferred Interests. As of the date of the Form C-AR, ten thousand (10,000) Common Units and two thousand sixty and four tenths (2,060.40) Class A Membership Interests were issued and outstanding in the Company.

Common Unit

Common Unit holders have voting rights. Common Units are not being offered through this Offering.

Class A Membership Interests

Class A Membership Interest holders do not have voting rights. Class A Membership Interest holders are entitled to pro-rata shares of distributions. Class A Membership Interests are being offered through this Offering.

Ownership

At this time, the Company has only one beneficial equity holder holding greater than 20% of the voting equity of the Company: Orion Capital, LLC.

INDEBTEDNESS

The Company currently has no outstanding debt.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as Exhibit A, in addition to the following information.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$40	($22,070)	$0

OPERATIONS

Orion Equity Fund, LLC (the "Company") seeks to acquire a diversified portfolio of investments consisting primarily of real estate and small equity investments in operating business assets. The Company was formed in Delaware as a limited liability company on April 29, 2022, and is headquartered in Littleton, Colorado.

Cash and Cash Equivalents

The Company maintains substantially all of its cash on deposit with a well-established and widely known bank.

Liquidity and Capital Resources

The Company has not received binding investment commitments covering the target offering amount. No rounds have been closed.

MATERIAL CHANGES AND OTHER INFORMATION

Trend and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent stepparent, grandparent, spouse or spouse equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Persons

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10% or

more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Officers and directors have participated as investors in the ownership of Class A Membership Interests. None of such investments represented more than five percent of the aggregate amount of capital raised by the Company in reliance on section 4(a)(6) of the Securities Act.

The Company currently has not conducted any other transactions with related persons since the beginning of the Company's current fiscal year.

Conflicts of Interest
The Company is not currently engaged in any transactions or relationships which would give rise to a conflict of interest with the Company, its operations, and/or its security holders.

COMPLIANCE WITH ONGOING REPORTING REQUIREMENTS

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

BAD ACTOR DISCLOSURE

The Company is not subject to bad actor disqualifications under any relevant U.S. securities laws.

FORWARD LOOKING STATEMENT DISCLOSURE

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

EXHIBIT A: FINANCIALS

orion equity fund, llc

March 3, 2023

I, Eric Shampine, certify that:

(1) the financial statements of Orion Equity Fund, LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Orion Equity Fund, LLC, included in this Form reflects accurately the information reported on the tax return for Orion Equity Fund, LLC filed for the fiscal year ended December 31, 2022.



Eric Shampine
Manager
Orion Capital, LLC

Orion Equity Fund LLC
Balance Sheet Standard
As of December 31, 2022

	Dec 31, '22
ASSETS	
Current Assets	
Checking/Savings	
Escrow Acct – Enterprise	971.50
First Int Bank	65.00
Paypal Acct	10.00
GF MM	100.48
GF Cash	0.66
FirstBank Ops	1,236.34
Total Checking/Savings	2,383.98
Other Current Assets	
ST Notes	1,000.00
Total Other Current Assets	1,000.00
Total Current Assets	3,383.98
TOTAL ASSETS	**3,383.98**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Dividends Payable	1.46
Reimb Expenses to Mgr	13,393.22
Total Other Current Liabili...	13,394.68
Total Current Liabilities	13,394.68
Total Liabilities	13,394.68
Equity	
Investor – Class A	2,060.40
Common	10,000.00
Dividends Paid	–1.46
Net Income	–22,069.64
Total Equity	–10,010.70
TOTAL LIABILITIES & EQUITY	3,383.98

Orion Equity Fund LLC
Profit and Loss Standard
January through December 2022

	Jan – Dec '…
Ordinary Income/Expense	
Income	
Interest Income	140.30
Total Income	140.30
Expense	
Printing	19.80
Formation Expenses	20,618.84
Computer and Internet Expe…	470.40
Advertising and Promotion	1,060.40
Bank Service Charges	40.50
Total Expense	22,209.94
Net Ordinary Income	–22,069.64
Net Income	–22,069.64

Orion Equity Fund LLC
Statement of Cash Flows
January through December 2022

	Jan – Dec '…
OPERATING ACTIVITIES	
Net Income	–22,069.64
Adjustments to reconcile Net Income	
to net cash provided by operations:	
ST Notes:GF Port	–1,000.00
Dividends Payable	1.46
Reimb Expenses to Mgr	13,393.22
Net cash provided by Operating Acti…	–9,674.96
FINANCING ACTIVITIES	
Investor – Class A:Eric Shampine	2,060.40
Common:Orion Capital LLC	10,000.00
Dividends Paid:Eric Shampine	–1.46
Net cash provided by Financing Activ…	12,058.94
Net cash increase for period	2,383.98
Cash at end of period	**2,383.98**

EXHIBIT B: OPERATING AGREEMENT

LIMITED LIABILITY COMPANY
AGREEMENT
OF
ORION EQUITY FUND LLC
a Delaware limited liability company

This Limited Liability Company Agreement (this "**Agreement**") of Orion Equity Fund LLC, a Delaware limited liability company (the "**Company**") effective as of April 29, 2022, is made and entered into by and between Orion Capital LLC, a Colorado limited liability company (the "**Manager**") and the parties who from time to time are admitted as Members of the Company.

The Manager and Members hereby (i) ratify and in all respects confirm the formation of the Company under and pursuant to the Delaware Limited Liability Company Act pursuant to the Certificate of Formation filed with the office of the Delaware Secretary of State on April 29, 2022 (the "**Certificate**"), (ii) confirm that the Company has never had a written Limited Liability Company Agreement (iii) acknowledge and agree that this Agreement shall supersede any oral agreements of the parties related in any respect to the Company, and (iv) agree as follows:

1. <u>Definitions</u>.

"Act" means the provisions of the Delaware Code, Title 6, Chapter 18 (the Delaware Revised Uniform Limited Liability Company Act), as from time to time in effect in the State of Delaware, or any corresponding provision or provisions of any succeeding or successor law of such State. The Act shall govern the rights and obligations of, and the relationships among, the Members except as modified by the provisions of this Agreement provided, however, that in the event that any amendment to the Act, or any succeeding or successor law, is applicable to the Company only if the Company has elected to be governed by the Act as so amended or by such succeeding or successor law, as the case may be, the term "Act" shall refer to the Act as so amended or to such succeeding or successor law only after the appropriate election by the Company, if made, has become effective.

"**Affiliate**" of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Applicable Law**" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (b) any consents or approvals of any Governmental Authority; and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of or agreements with, any Governmental Authority.

"**Assets**" or "**Company Assets**" means any and all assets of the Company including interests in real property, mortgages, loans, notes, contracts, receivables, cash, or any other asset of the Company, tangible or intangible.

"**Asset Acquisition Fee**" means a one percent (1%) fee payable to the Manager or a designated Affiliate of the Manager for the acquisition of a fee simple interest in real estate by the Company, payable at the closing of such acquisition.

"**Asset Disposition Fee**" means a one-quarter of one percent (.25%) fee payable to the Manager or a designated Affiliate of the Manager on the disposition (meaning the sale, transfer, assignment, or other conveyance) of any Company Asset by the Company, payable at the closing of the Asset disposition.

"**Asset Financing Fee**" means a one percent (1%) fee payable to the Manager or a designated Affiliate of the Manager on the acquisition of financing for a Company Asset by the Company, based on the gross amount of such financing, payable at the closing of such financing.

"**Asset Management Fee**" means a one percent (1%) per annum fee based on the Net Asset Value of the Company. Such fee shall be payable to the Manager, or a designated Affiliate of the Manager, pro-ratably on a monthly basis.

"**Capital Contribution**" means, for any Member, the total amount of cash and cash equivalents and the fair market value of any property contributed to the Company by such Member. For Investor Members, the amount of such Investor Member's Capital Contribution shall be reflected on the written Subscription Agreement between the Company and such Investor Member in substantially the form attached hereto as **Exhibit B**.

"**Capital Transaction**" means a sale, condemnation, exchange or casualty not followed by reconstruction, or other disposition, whether by foreclosure or otherwise, of any Company Assets.

"**Class A Preferred Return**" shall mean, on Class A Units, an eight percent (8%) annual, non-compounding return of an Investor Member's Capital Contribution in Class A Units. The Preferred Return is cumulative, meaning that if the Preferred Return is not paid in full in any annual period, the amount of the Preferred Return that was not paid in such annual period shall carry forward to the next annual period until paid in full. The Preferred Return applicable to an Investor Member shall be calculated based on the number of days in an applicable annual period that such Investor Member holds Class A Units.

"**Class A Units**" shall mean Units in the Company purchased by Investor Members pursuant to a Subscription Agreement with the voting powers, if any, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, set forth in this Agreement. There shall be 5,000,000 Class A Units each representing an original Capital Contribution of One Dollar ($1.00) for an aggregate of Five Million Dollars ($5,000,000.00).

"**Closing**" is defined as the acceptance of Subscription Agreements at time periods designated at the sole discretion of the Manager.

"**Common Units**" shall mean Units in the Company held by the Initial Member. There shall be 10,000 Common Units each representing a Capital Contribution of One Dollar ($1.00) for a total of Ten Thousand Dollars ($10,000.00).

"**Credit Facility**" or "**Facility**" means any line of credit, note obligation, advance, warehouse lines, and/or individual loans from any lender, secured in first position by one or more of the Company Assets.

"**Distributable Cash**" means, for any period, the total cash gross receipts of the Company during such period (i) derived from all sources (other than Capital Contributions, Capital Transactions and Refinance Transactions) together with any amounts included in reserves or working capital from prior periods which the Manager reasonably determines to distribute, less the operating expenses of the Company paid during such period (including, but not limited to, present and anticipated debts and obligations under any Credit Facility or otherwise, capital needs and expenses, the payment of any management or administrative fees and expenses, including without limitation, the fees discussed under Section 16(d) and reasonable reserves for contingencies) and any increases or replacements in reserves (other than from Capital Contributions) during such period ("**Distributable Cash from Operations**"), (ii) in the case of a Capital Transaction, the total cash gross receipts of the Company attributable to such Capital Transaction, less (A) payment of all expenses associated with such Capital Transaction and (B) repayment of all secured and unsecured Company debts required to be paid in connection with such Capital Transaction or that the Members unanimously determine should be paid in connection with such Capital Transaction ("**Distributable Cash from Capital Transactions**") and (iii) in the case of a Refinancing Transaction, the total cash gross proceeds of the Company attributable to such Refinancing Transaction, less payment of all expenses and funding of any reserves in connection with such Refinance Transaction ("**Distributable Cash from Refinance Transactions**").

"**Distributions**" means a distribution made by the Company to a Member (when in cash or otherwise) with respect to such Member's Units, including a distribution of Distributable Cash; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a service provider for the Company or a Company Affiliate. "Distribute" when used as a verb shall have a correlative meaning.

"**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

"**Indirect Asset Acquisition Fee**" means a three-quarters of one percent (.75%) fee payable to the Manager or a designated Affiliate of the Manager for the acquisition of any ownership or debt interest in a Person by the Company, payable at the closing of such acquisition.

"**Initial Member**" shall mean Orion Capital LLC.

"**Investor Member**" shall mean any Person holding Investor Units who has been approved by the Manager.

"**Investor Units**" shall mean any class of Units other than the Common Units.

"**Managed Real Estate**" shall mean any real estate owned or managed by the Company.

"**Member**" shall mean any Person holding Units who has been approved by the Manager.

"**Net Asset Value**" shall mean the fair market value of all Company Assets as determined by the Manager in the Manager's reasonable discretion, which shall be determined on a monthly basis. In determining the Net Asset Value, the Manager may, but shall not be required to, retain one or more independent appraisers.

"**Ownership Interest**" means, for each Investor Member, that percentage which is obtained by dividing the number of Investor Units held by such Investor Member by the total of all Investor Units held by all Investor Members.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

"**Preferred Return**" shall mean the preferential return, if any, of a specific series of Investor Units as set forth in this Agreement or in the writing setting out the terms of any series of Investor Units. For example, the Class A Preferred Return shall be considered the Preferred Return applicable to the Class A Units.

"**Redemption Price**" means a number (i) derived from multiplying the Company's most recent Net Asset Value by a Redeeming Member's Ownership Interest, or (ii) such other amount as the Company and Redeeming Member agree to.

"**Refinancing Transaction**" means the refinancing or restructuring of a line of credit, note, obligation, advance, warehouse line, loan or other debt obligation under any Credit Facility.

"**Servicing Fee**" means a one-half of one percent (.50%) fee payable to the Manager or a designated Affiliate of the Manager for the servicing and administration of loans or debt instruments made or acquired by the Company, with such fee being based on the principal balance and accrued interest of each loan or other debt instrument. The servicing fee is calculated as an annual percentage of the principal balance of the loan or other debt instrument plus accrued interest and is payable at the time that payments on the loans are made.

"**Special Servicing Fee**" means a one percent (1%) fee payable to the Manager or a designated Affiliate of the Manager for the servicing and administration of non-performing loans or debt instruments made or acquired by the Company, with such fee being based on the original value of such non-performing loan or debt instrument. Whether a loan or debt instrument is deemed to be non-performing is in the sole discretion of the Manager or its Affiliates. The payment of this special servicing fee shall be in addition to any third party special servicing expenses incurred by the Company, which may include special fees associated with recovery efforts by the Manager or its Affiliates.

2. Name. The name of the limited liability company organized hereby is Orion Equity Fund LLC, or such other name as the Manager from time to time may determine, and all business of the Company shall be conducted in such name and/or such other trade name as the Manager shall determine. Upon the termination of the Company, all of the Company's right, title and interest in and to the use of the name "Orion Equity Fund LLC" and any variation thereof, including any name to which the name of the Company may be changed, shall become the property of the Manager, and the Members shall have no right to, and no interest in, the use of any such name.

3. Purpose; Powers. The Company was formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is to purchase, hold, dispose of, or otherwise deal with Company Assets for its own account, and to otherwise engage in any lawful act or activity for which limited liability companies may be formed under the Act related thereto. In furtherance of its purposes, but subject to all of the provisions of this Agreement, the Company shall have the power and is hereby authorized to do such things and engage in such activities related to the foregoing as may be necessary, convenient, or incidental to the conduct of the business of the Company, and have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the Act.

4. Registered Office. The registered office and the registered agent of the Company in Delaware required by the Act shall be as set forth in the Certificate until such time as the registered office or registered agent is changed in accordance with the Act.

5. Principal Executive Office. The principal executive office for the transaction of the business of the Company shall be fixed by the Manager within or without the State of Delaware.

6. Term. The Company shall continue in existence in perpetuity from the date the Certificate was filed with the office of the Delaware Secretary of State, unless the Company is dissolved earlier in accordance with Section 25.

7. Limited Liability. Except as otherwise provided by the Act, the debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, shall be solely the debts, obligations, and liabilities of the Company, and the Members shall not be obligated personally for any such debt, obligation, or liability of the Company solely by reason of being a Member of the Company.

8. Members. The Company shall have two (2) classes of Members: Investor Members and the Initial Member. Each such class of Members shall have the rights, powers, duties, obligations, preferences and privileges set forth in this Agreement.

(a) The Manager may, in its sole discretion, admit one or more Persons to the Company as Members. A Person shall be admitted to the Company as a Member (and be shown as such in the books and records of the Company) upon execution and delivery by such Person of this Agreement (or a Joinder Agreement in substantially the form attached hereto as **Exhibit A**) and a Subscription Agreement (in substantially the form attached hereto as **Exhibit B**) and the acceptance by the Manager of such subscription in accordance with the terms and conditions of this Agreement.

(b) The Manager, in its sole discretion, may schedule one or more Closings for the sale of Investor Units and cause the Company to admit Members or permit existing Members to increase their Capital Contribution.

(c) Contemporaneously with being admitted to the Company or increasing its Capital Contribution, each Member shall make Capital Contributions to the Company in the amount of such Member's Capital Contribution.

9. Capital Structure; Voting Rights. The following provisions shall govern the capital structure of the Company:

(a) Units. All membership interests in the Company shall be evidenced by units ("**Units**"), which shall be divided into Investor Units and Common Units. Each type, class or series of Units shall have the privileges, preferences, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement (or in the writing setting out the terms of any series of Investor Units) with respect to such type, class or series. The Manager shall maintain a schedule of all Members, their respective mailing addresses and the amount and series of Units held by each Member (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member. The Members Schedule shall be kept with the Company's books and records and shall be available for any Member's review upon reasonable request. The Company will sell Class A Units at the price of $1.00 per Class A Unit and there shall be a minimum investment amount of $5.00 for each Investor Member. The Company shall not issue fractional Units. Any Units redeemed, purchased, or acquired by the Company may be reissued except as otherwise provided by law or by the terms of any series of Investor Shares.

(b) The Manager is authorized, in the Manager's sole and absolute discretion, to provide for one or more additional series of Investor Units and, with respect to each such series, to fix the number of Units constituting such series and the designation of such series, the voting powers, if any, of the Units of such series, and the preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the Units of such series. The powers, preferences and relative, participating, optional and other special rights of each series of Investor Units, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any other series at any time outstanding.

(c) The Manager may at any time increase or decrease the authorized and/or outstanding number of Units of any series, including Common Units, provided that any increase or decrease in the number of Units outstanding shall be made pro rata with respect to all Members owning the outstanding Units of such series. The Manager shall promptly notify all of the Members of any such transaction.

(d) Certification of Units. The Manager may, in its sole discretion, but shall not be required to, issue certificates to the Members representing the Units held by such Member.

(e) Voting. The Investor Units shall be non-voting Units, except as expressly set forth in Section 15(d), Section 25(a), and Section 26(a), which in such cases, the Investor Units shall be entitled to one vote per Investor Unit held of record on the Company's books. The

Common Units shall be entitled to one vote per Common Unit held of record on the Company's books as to matters that come before the Members for a vote. Any transferee of Units who is not admitted as a substitute Member in accordance with the terms and provisions of this Agreement shall not be entitled to vote such Units and those Units shall not be treated as outstanding in determining votes or approvals of the Members. For the purposes of this Agreement, the term "**Majority Interest**" shall mean the Members holding at least a majority of the Units entitled to vote; and the term "**Supermajority Interest**" shall mean the Members holding at least 75% of the Units entitled to vote.

(f)   Adoption of Agreement. Each Person acquiring Units from the Company in accordance with this Agreement shall be admitted as a Member and shall, by executing and delivering to the Manager a copy of this Agreement or a Joinder Agreement in the form attached hereto as **Exhibit A**, shall accept, adopt and be bound by the terms and provisions of this Agreement, and such Person shall each execute and deliver such other instruments as the Manager reasonably deems necessary or appropriate to effect, and as a condition to, such acquisition of Units. Upon the amendment of the Members Schedule by the Manager and the satisfaction of any other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of the applicable Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company and thereupon shall be issued his, her or its Units.

(g)   Redemption of Units.

(i)   In the event an Investor Member desires redemption of their Investor Units under this Section 9(g), said Member ("**Redeeming Member**") shall submit a written request ("**Redemption Request**") to the Company. The Redemption Request shall specify the number of Units ("**Request Units**") that the Redeeming Member would like to have redeemed. The Manager shall have sole and absolute discretion to determine whether or not the Company shall accept such Redemption Request. If the Manager accepts a Redemption Request, to the extent there is sufficient and available cash flow, as determined by the Manager in its sole discretion, the Company shall redeem the Request Units from such Redeeming Member for the Redemption Price. To the extent there is insufficient or unavailable cash flow, as determined by the Manager in its sole discretion, to meet all Redemption Requests timely delivered by Redeeming Members, then the Redeeming Members, *vis-a-vis* each other, shall be redeemed on a pro-rata basis to the extent of available cash flow.

(ii)   If accepted by the Company, closing on the redemption of Request Units shall occur electronically no later than the last business day of the subsequent fiscal quarter after the Company receives a Redemption Request, and the Company shall tender cash or other readily available funds to the Redeeming Member in payment of the Redemption Price for the Request Units. Upon receipt by each Redeeming Member of the Redemption Price due said Member for said Member's Request Units, said Redeeming Member shall promptly execute and deliver any documents of transfer requested by the Company to evidence such redemption. The Company may assess a reasonable processing fee ("**Processing Fee**") per Redemption Request. The Company may, in its discretion, assess this Processing Fee against the Redemption Price for the Request Units. Notwithstanding anything else herein to the contrary, the Redeeming Member is not eligible to receive Distributions on Request Units in the fiscal quarter in which said

Member has been redeemed for said Request Units.

10. Capital Contributions.

(a)   Capital Contributions. In exchange for the issuance of the Investor Units specified in each applicable Subscription Agreement (in substantially the form attached hereto as **Exhibit B)**, the Investor Members agree to deliver to the Company the Capital Contribution set forth in such Subscription Agreement. The Initial Member shall be issued the Common Units in exchange for the Capital Contribution set forth in this Agreement upon the execution of this Agreement.

(b)   Additional Capital Contributions and Loans. No Member or economic interest holder (each may be referred to herein as an "**Interest Holder**") shall be required to make loans or additional Capital Contributions to the Company. At such time or times as the Company requires additional capital to conduct the business of the Company, as determined by the Manager, the Manager may elect to loan money to the Company, or borrow money from banks, other lending institutions, Interest Holders, Affiliates of Interest Holders, or other third parties upon such terms and with such security as the Manager determines is reasonable and market for such loans. This section is not for the benefit of any creditors of the Company. No creditor of the Company may obtain any right under this paragraph to make any claim that a Member is obligated to contribute capital to the Company for the purpose of satisfying the Company's creditors. If a loan agreement is negotiated with an Interest Holder, the loan shall be evidenced by a promissory note payable by the Company in a form approved by the Manager. The loan shall be repaid by the Company to the Interest Holder, with unpaid interest, if any, according to the terms of the note. Such interest and repayment of the amounts so loaned are to be entitled to priority of payment over the Distributions to Interest Holders with respect to their Units. Loans by any Interest Holder to the Company shall not be considered Capital Contributions to the Company.

11. Corporation Election. The Members hereby consent to the election of the Company to be treated as an association taxable as a corporation for federal and state income tax purposes in accordance with the Internal Revenue Code of 1986, as amended (the "**Code**"), and the Treasury Regulations (the "**Treasury Regulations**") promulgated thereunder, including but not limited to Treasury Regulations Sections 301.7701-3 and shall cooperate in the Members' election to treat the Company as a "C Corporation" by filing a Form 8832 on behalf of the Company, which election shall be effective as of the date of the election to be treated as an association taxable as a corporation is made. From and after the effective date of this election, the Company shall be a C Corporation for federal and state tax purposes.

12. No Interest. Except as otherwise expressly provided in this Agreement, no interest shall be paid by the Company on Capital Contributions or any other funds contributed to the Company or Distributed or Distributable by the Company under this Agreement.

13. No Withdrawal; Return of Contribution. No Member shall have the right to withdraw any portion of such Member's Capital Contribution other than as set forth in Section 9(g). Except as required by the Act, no Member shall be personally liable to any other Member for the return of any Capital Contributions (or any additions thereto), it being agreed that any return

of capital as may be made from time to time shall be made solely from the Assets of the Company and only in accordance with the terms hereof, including but not limited to Section 9(g).

14. Distributions. Except for liquidating Distributions made in accordance with Section 26, Distributions shall be made to the Members at the times and in the aggregate amounts determined in the sole and absolute discretion of the Manager. Without limiting the generality of the foregoing, subject to the Company's performance and sufficient cash flow, the Manager intends to calculate and distribute any available Distributable Cash on a monthly basis. Such Distributions, if any, shall be made to the Members as follows:

(a) Distributable Cash shall be Distributed 100% to the Investor Members (pro ratably in accordance with their Ownership Interest) until each Investor Member receives its applicable Preferred Return; and

(b) Thereafter, Distributable Cash shall be Distributed to the Initial Member.

(c) At the sole discretion of the Manager, Distributable Cash may be reinvested into other Assets and such amounts shall not at such time be Distributable under this Section 14 or accrue any Preferred Return under this Section 14.

(d)   Withholding from Distributions. To the extent that the Company is required by Applicable Law to withhold or to make tax or other payments on behalf of or with respect to any Member, the Company may withhold such amounts from any Distribution and make such payments as so required. For purposes of this Agreement, any such payments or withholdings shall be treated as a Distribution to the Member on behalf of whom the withholding or payment was made.

(e)   Fixing Record Dates for Distributions. For the purpose of determining Members entitled to receive a Distribution from the Company, the Manager may, at the time of declaring the Distribution, set a date no more than sixty (60) days prior to the date of the Distribution. If no record date is fixed for the determination of Members entitled to receive a Distribution, the date on which the resolution of the Manager declaring the Distribution is adopted shall be the record date for the determination of Members.

(f)   Form of Distributions. No Member, regardless of the nature of the Member's Capital Contribution, has any right to demand and receive any Distribution from the Company in any form other than money. No Member may be compelled to accept from the Company a Distribution of any Asset.

(g)   Restriction on Distributions. No Distribution shall be made if, after giving effect to the Distribution:

(i)   The Company would not be able to pay its debts as they become due in the usual course of business; or

(ii)   The Company's total assets would be less than the sum of its total liabilities plus, unless this Agreement provides otherwise, the amount that would be needed, if the Company were to be dissolved at the time of the Distribution, to satisfy the preferential rights

of other Members, if any, upon dissolution that are superior to the rights of the Member receiving the Distribution.

(h) The Manager may base a determination that a Distribution is not prohibited on any of the following:

(i)   financial statements prepared on the basis of accounting practices and principles that are reasonable in the circumstances;

(ii)   A fair valuation; or

(iii)   Any other method that is reasonable in the circumstances.

The effect of a Distribution is to be measured as of the date the Distribution is authorized if the payment is to occur within one hundred thirty (120) days after the date of authorization, or the date payment is made if it is to occur more than one hundred thirty (120) days after the date of authorization.

(i) Return of Distributions. Interest Holders who receive Distributions made in violation of the Act or this Agreement shall return such Distributions to the Company. Except for those Distributions made in violation of the Act or this Agreement, no Interest Holder shall be obligated to return any Distribution to the Company or pay the amount of any Distribution for the account of the Company or to any creditor of the Company. The amount of any Distribution returned to the Company by an Interest Holder or paid by an Interest Holder for the account of the Company or to a creditor of the Company shall be added to the account or accounts from which it was subtracted when it was distributed to the Interest Holder.

15. **Designation of Manager**.

(a)   Manager. The Company shall be managed by one manager. The initial manager shall be Orion Capital LLC. Except as otherwise provided by the Act or Certificate, each Manager, including a Manager elected to fill a vacancy, shall hold office until his or her death, resignation, court declaration of incompetence, or dissolution.

(b)   Removal. The Manager may not be removed by the Members.

(c)   Resignation. The Manager may voluntarily resign from the Company upon one hundred and eighty (180) days' prior written notice to the Members.

(d)   Vacancies. Upon the death, resignation, court declaration of incompetence, or dissolution of a Manager, a new Manager may be appointed by the Investor Members holding a Majority Interest. Any Management Fee (as defined below) that has accrued as of the date of such death, resignation, court declaration of incompetence, or dissolution of a Manager shall be an accrued liability of the Company, owed to the Manager or the Managers heirs, executors, administrators, successors and assigns, as applicable.

16. **Management**.

(a)   Authority and Decisions. Except as otherwise provided herein, the business and affairs of the Company shall be directed and managed by the Manager and the Manager shall have full, complete, sole, and exclusive authority, power and discretion to make any and all decisions with respect thereto.   Without limiting the foregoing, the Manager shall have the authority, power, and discretion to do the following:

(i)   to manage, maintain, control and otherwise provide for the day-to-day operation of the Assets of the Company;

(ii)   to create series of Investor Units with such terms and conditions as the Manager may determine in its sole discretion;

(iii)   approve the admission of a new Member and/or issue additional Units;

(iv)   to manage, control, invest, reinvest, acquire or purchase, lease or otherwise sell, contract to purchase or sell, grant, obtain, or exercise options to purchase, options to sell or conversion rights, assign, transfer, convey, deliver, endorse, exchange, pledge, mortgage, abandon, improve, repair, maintain, insure, lease for any term and otherwise deal with any and all Company Assets of whatsoever kind and nature, and wheresoever situated, in furtherance of the purposes of the Company;

(v)   to employ, engage, contract with, or dismiss from employment or engagement Persons to the extent deemed necessary by the Manager for the operation and management of the Company's business, including but not limited to consultants, accountants, attorneys, insurance brokers, and others;

(vi)   to enter into contracts on behalf of the Company and to perform or cause to be performed by power of attorney or otherwise all of the Company's obligations;

(vii)   to loan the Company's money and execute and deliver instruments and documents and accept payments in connection therewith;

(viii)   to borrow money, procure loans and advances from any Person for Company purposes, and to apply for and secure, from any Person, credit for accommodations; to contract liabilities and obligations, direct, or contingent and of every kind and nature with or without security; and to repay, discharge, settle, adjust, compromise, or liquidate any such loan, advance, credit, obligation or liability;

(ix)   to pledge, hypothecate, mortgage, assign, deposit, deliver, or otherwise give as security or as additional or substitute security, or for sale or other disposition any and all Company Assets, tangible or intangible, and to make substitutions thereof, and to receive any proceeds thereof upon the release or surrender thereof; to sign, execute and deliver and receive written agreements, undertakings and instruments of every kind and nature; to give oral instructions and make oral agreements; and generally to do any and all other acts and things incidental to any of the foregoing or with reference to any dealings or transactions which any attorney may deem necessary, proper or advisable;

(x)   to acquire and enter into any contract of insurance which the Manager deem necessary or appropriate for the protection of the Company, for the conservation of the Company's Assets or for any purpose convenient or beneficial to the Company;

(xi)   to conduct any and all banking transactions on behalf of the Company; to adjust and settle checking, savings, and other accounts which such institutions as the Manager shall deem appropriate; to draw, sign, execute, accept, endorse, guarantee, deliver, receive and pay any checks, drafts, bills of exchange, acceptances, notes, obligations, undertakings and other instruments for or relating to the payment, of money in, into, or from any account in the Company's name; to execute, procure, consent to and authorize extensions and renewals of the same; to make deposits and withdraw the same and to negotiate or discount commercial paper, acceptances, negotiable instruments, bills of exchange and dollar drafts;

(xii)   to demand, sue for, receive, and otherwise take steps to collect or recover all debt, rents, proceeds, interests, dividends, goods, chattels, income from property, damages and all other property, to which the Company may be entitled or which are or may become due the Company from any Person; to commence, prosecute or enforce, or to defend, answer or oppose, contest, and abandon all legal proceedings in which the Company is or may hereafter be interested; and to settle, compromise, or submit to arbitration any accounts, debts, claims, disputes and matters which may arise between the Company and any other Person and to grant an extension of time for the payment or satisfaction thereof on any terms, with or without security;

(xiii)   to make arrangements for financing, including the taking of all actions deemed necessary or appropriate by the Manager to cause any approved loans to be closed;

(xiv)   to take all reasonable measures necessary to insure compliance by the Company with applicable arrangements, and other contractual obligations and arrangements entered into by the Company from time to time in accordance with the provisions of this Agreement, including periodic reports as required to lenders and using all due diligence to insure that the Company is in compliance with its contractual obligations;

(xv)   to maintain the Company's books of account and records; and

(xvi)   to prepare and deliver, or cause to be prepared and delivered by the Company's accountants, all financial and other reports with respect to the operations of the Company, and preparation and filing of all federal and state tax returns and reports.

(b)   No Authority to Members. No Member shall have the power to act for or bind the Company as all such power is being vested exclusively in the Manager. Except as otherwise provided herein, to the extent the duties of the Manager require expenditures of funds to be paid to third parties, the Manager shall not have any obligations hereunder except to the extent that Company funds are reasonably available to them for the performance of such duties, and nothing herein contained shall be deemed to require the Manager, in their capacity as such, to expend individual funds for payment to third parties or to undertake any individual liability or obligation on behalf of the Company.

(c)   Delegation to Officers. Any action that otherwise may be taken by the Manager may be taken by an officer of the Company to the extent authority for such action has

been delegated to such officer by the Manager (either specifically or under a general delegation of authority).

        (d)   <u>Fees and Additional Compensation to Manager and Affiliates</u>. The Manager or its designated Affiliates shall receive:

        (i)   The Asset Management Fee, which shall be paid no more frequently than monthly, or at such later time, in arrears, at the sole discretion of the Manager;

        (ii)   The Asset Acquisition Fee, which shall be based on the purchase price of the Asset in question and shall be payable at the closing of the acquisition of each Company Asset, or at such later time, in arrears, as the Manager may determine in its sole discretion;

        (iii)   The Asset Disposition Fee, which shall be based on the sale price of the Asset in question and shall be payable at the closing of the disposition of each Company Asset, or at such later time, in arrears, as the Manager may determine in its sole discretion;

        (iv)   The Asset Financing Fee, which shall be based on the gross amount of such financing, payable at the closing of such financing or at such later time, in arrears, as the Manager may determine in its sole discretion;

        (v)   The Indirect Asset Acquisition Fee, which shall be based on the purchase price of the Asset in question and shall be payable at the closing of the acquisition, or at such later time, in arrears, as the Manager may determine in its sole discretion;

        (vi)   The Servicing Fee, which shall be based on the principal balance and accrued interest of each loan or other debt instrument and shall be payable at the time that payments on the loans are made, or at such later time, in arrears as the Manager may determine in its sole discretion;

        (vii)   The Special Servicing Fee which shall be based on the original value of the non-performing loan or debt instrument, and shall be payable at the time that payments on the loans are made, or at such later time, in arrears as the Manager may determine in its sole discretion;

        (viii)   In the event the Manager or an Affiliate of the Manager shall provide property management services for any Managed Real Estate, then the Company shall pay to the Manager a monthly fee ("**Property Management Fee**") equal to the greater of (a) five percent (5%) of the gross rental income generated by such Managed Real Estate or (b) the market rate that is reasonable and not in excess of the customary property management fee which would be paid to an independent third party property manager in connection with such property management. The Property Management Fee shall be payable in the ordinary course consistent with industry standards within the geographic community in which the Managed Real Estate is located;

        (ix)   In the event that any Managed Real Estate undergoes any construction or renovation, the Company shall pay to the Manager a fee (the "**Construction Management Fee**") equal to the greater of three percent (3%) of the budgeted construction and improvements costs for each such construction project or the market rate that is reasonable and not

in excess of the customary construction management fee which would be paid to an independent third party. The Manager shall provide the Company with a written budget for each such project with a reasonable and customary itemization of costs. The Construction Management Fee shall be paid within thirty (30) days of the completion of the applicable construction project. If the Manager or an Affiliate of the Manager provides general contractor services with respect to such construction or renovation as discussed in this Section 16(d)(ix), the Manager shall be entitled to an additional fee that is reasonable and not in excess of the customary general contractor fee which would be paid to an independent third party general contractor in connection with such construction or renovation;

(x)   If the Manager shall act in the capacity of real estate broker (e.g. as a buyer's or seller's agent in the purchase or sale of any real estate) the Manager may be paid a customary real estate brokerage fee that is reasonable and not in excess of the customary real estate brokerage commission fee which would be paid to an independent third party real estate broker in connection with such representation;

(xi)   If the Manager is able to engage the services of third parties, including but not limited to insurance brokers, real estate brokers, and property managers, at rates below the prevailing market rates, the Manager will be entitled to a fee equal to the difference between the negotiated fee and the prevailing market rate; and

(xii)   The Manager shall be entitled to receive, out of Company funds available therefor, reimbursement of all amounts reasonably expended by the Manager or its Affiliates out of its own funds in payment of properly incurred Company obligations including but not limited to: (a) all expenses of organizing the Company and offering the Units, including legal, accounting, consulting and tax advice; (b) costs and expenses incurred in connection with the Manager's performance of its duties, such as costs paid to professional service providers; and (c) marketing costs in connection with the offering and sale of the Units, including any and all registration and filing fees, sales commissions, or any other amount payable to any Governmental Authority in connection therewith. Reimbursements pursuant to this Section shall not be duplicative of payments under any other provision of this Agreement or any other agreement.

(xiii)   In the event there are insufficient Company funds to pay the Manager any fee then due under this Section 16 (a "**Management Fee**"), the Manager in its sole discretion may (a) cause such Management Fee to be accrued and paid at such time(s) as the Company has sufficient funds or upon the liquidation of the Company or (b) waive such Management Fee. Other than Management Fees waived by the Manager, any unpaid Management Fee shall be an accrued liability of the Company.

17. **Officers**. Officers of the Company may be appointed from time to time by the Manager. No officer need be a Member. Any officers so designated shall have such authority and perform such duties as the Manager may, from time to time, delegate to them. The Manager may assign titles to particular officers and, unless the Manager decides otherwise, if the title is one commonly used for officers of a Delaware corporation, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Manager and subject to all standards of care and restrictions applicable to the officers of a

Delaware corporation under Applicable Law. Each officer shall hold office until his successor is duly designated and qualified or until his death or until he resigns or is removed by the Manager with or without cause. Any number of offices may be held by the same person.

18. Company Meetings.

(a)   Company Meetings. No meetings of the Members shall be required to be held. Meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may only be called by the Manager or the Initial Member. The affirmative vote of the Initial Member shall be the act of the Members. Members may participate in any meeting by conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation by such means in such meeting shall constitute attendance and presence in person at such meeting. Unless otherwise agreed by the Members, the Manager shall preside over all meetings of the Members.

(b)   Actions Without Meetings. Any action required or permitted to be taken at any meeting of the Members may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Initial Member. Every written consent shall bear the date of signature of each Member who signs the consent. A photographic, photostatic, facsimile, or similar reproduction of a writing actually signed and delivered by a Member shall be regarded as signed by the Member for purposes of this Section 18. Prompt notice of the taking of any action by Members without a meeting by less than unanimous written consent shall be given by the Company to those Members who did not consent in writing to the action; provided, however, that the Company shall not be prohibited from taking the action so approved pending or following the delivery of such notice.

19. Other Business. The Manager and Members and any Affiliate of the Manager or Members may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. None of the Company or the other Members shall have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. Confidential Information.

(a)   The term "**Confidential Information**" shall mean certain information and materials related to and that are unique to the Company, not already well known or reasonably discoverable upon research by a person outside of the Company, including trade secrets as defined by Delaware law (whether in paper or electronic form, or contained in any of the Member's memory, or otherwise stored or recorded). Without limiting the generality of the foregoing, "**Confidential Information**" shall specifically include all information concerning (i) the marketing, distribution, and sales of the Assets and any and all services related thereto, including trade secrets, processes, technology, intellectual property, information relating to research and development, inventions, designs, formulas, configurations, engineering drawing, studies, plans, specifications, computer software, computer hardware, developed (in whole or in part) products, techniques, composition of materials, or applications for particular technologies; (ii) the manner and details of the Company's business operation, organization and management; financial information and/or documents and other printed, written or electronic material

15

generated or used in connection with the business; (iii) nonpublic forms, contracts and other documents used by the Company in its business; and (iv) all information concerning the Company's employees, agents and contractors, including, without limitation, such persons' compensation, benefits, skills, abilities, experience, knowledge and shortcomings, if any. "**Confidential Information**" shall not include information that is in the public domain through no wrongful act on the part of any Member.

(b)   With respect to the foregoing restrictions, the Members each expressly acknowledge and agree that: (i) the Confidential Information is valuable, special, and unique to the Company; that it is not widely known; and that the Company's operation of its business depends on such Confidential Information; (ii) such Member will take, reasonable, and necessary steps to protect the Confidential Information and keep it confidential; and (iii) the restrictions are necessary to protect the Company's legitimate interests in the Confidential Information, and that any violation thereof would result in irreparable injury to the Company.

(c)   Injunctive Relief. The Members agree that each are obligated under this Agreement to comply with covenants of a special character, thereby giving this Agreement unique value so that the violation by a Member of this Agreement, including without limitation this Section 20, could not reasonably or adequately be compensated in damages at law. Therefore, the Members agree that, in the event of any breach (or threatened breach) by a Member of any covenant or obligation contained in this Agreement, the Company will be entitled to injunctive relief (in addition to any other remedy that may be available to them, including monetary damages).

21. Standards of Care; Limitation of Liability. Notwithstanding any other provision of this Agreement or Applicable Law, whenever in this Agreement or any other agreement contemplated hereby or otherwise, the Manager, in its capacity as the manager of Company, is permitted to or required to make a decision, the Manager shall be entitled to consider only such interests and factors as it desires, including its own interests, and shall have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting the Company or the Members, and shall not be subject to any other or different standards imposed by this Agreement, any other agreement contemplated hereby, under the Act or under any other Applicable Law, rule or regulation. Whenever in this Agreement or any other agreement contemplated hereby or otherwise the Manager is permitted to or required to make a decision in "good faith" then for purposes of this Agreement, the Manager, or any of their Affiliates that cause them to make any such decision, shall be conclusively presumed to be acting in good faith if such Person or Persons subjectively believe(s) that the decision made or not made is in the best interests of Company.

(a)   Whenever the Manager makes a determination or takes or declines to take any other action, or any of their Affiliates cause them to do so, in their individual capacities as opposed to in their capacities as the Manager of Company, whether under this Agreement or any other agreement contemplated hereby or otherwise, then the Manager, or such Affiliates causing them to do so, are entitled, to the fullest extent permitted by Applicable Law, to make such determination or to take or decline to take such other action free of any duty (including any fiduciary duty) or obligation, whatsoever to the Company, any Member or any other Person bound by this Agreement, and the Manager, or such Affiliates causing them to do so, shall not, to

16

the fullest extent permitted by Applicable Law, be required to act pursuant to any other standard imposed by this Agreement, any other agreement contemplated hereby or under the Act or any other Applicable Law, rule or regulation or at equity. Except as expressly set forth in this Agreement, to the fullest extent permitted by Applicable Law, the Manager shall not have any duties or liabilities, including fiduciary duties, to the Company, any Member or any other Person bound by this Agreement or any creditor of Company, and the provisions of this Agreement, to the extent that they restrict or otherwise modify or eliminate the duties and liabilities, including fiduciary duties, of the Manager otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of the Manager.

(b)   The Members expressly acknowledge that the Manager is under no obligation to consider the separate interests of the Members (including, without limitation, the tax consequences to Members) in deciding whether to cause Company to take (or decline to take) any actions, and that the Manager shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by Members in connection with such decisions.

(c)   The Manager may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties hereto.

(d)   The Manager may consult with legal counsel, accountants, appraisers, management consultants, investment bankers and other consultants and advisers selected by them, and any act taken or omitted to be taken in reliance upon the advice or opinion of such Persons as to matters that the Manager reasonably believes to be within such Person's professional or expert competence shall be conclusively presumed to have been done or omitted in good faith and in accordance with such advice or opinion.

(e)   The Manager shall have the right, in respect of any of their powers or obligations hereunder, to act through any of their duly authorized officers or any duly appointed attorney or attorneys-in-fact. Each such attorney shall, to the extent provided by the Manager in the power of attorney, have full power and authority to do and perform each and every act and duty that is permitted or required to be done by the Manager hereunder.

22. Exculpation and Indemnification.

(a) The Manager shall not be liable to the Company, any other Members or any other Person who has an interest in the Company for any loss, damage, or claim incurred by reason of any act or omission performed or omitted by the Manager in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on the Manager by this Agreement.

(b)   Indemnification: Proceeding Other than by Company. The Company may, but is not obligated to, indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the Company, by reason of the fact that he or she is or was a Manager, Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, member, shareholder, director,

officer, partner, trustee, employee or agent of any other Person, joint venture, trust or other enterprise, against expenses, including reasonable attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.

(c) <u>Indemnification: Proceeding by Company</u>. The Company may indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that he or she is or was a Manager, Member, officer, employee or agent of the Company, or is or was serving at the request of the Company as a manager, member, shareholder, director, officer, partner, trustee, employee or agent of any other Person, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company. Indemnification may not be made for any claim, issue or matter as to which such Person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Company or for amounts paid in settlement to the Company, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

(d) <u>Mandatory Indemnification</u>. To the extent that a Manager, Member, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described in Sections 22(b) or (c), or in defense of any claim, issue or matter therein, he or she must be indemnified by the Company against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.

(e) <u>Authorization of Indemnification</u>. Any indemnification under Sections 22(b) or (c), unless ordered by a court or advanced pursuant to Section 22(f), may be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager, Member, officer, employee or agent is proper in the circumstances. The determination must be made by the Initial Member if the Person seeking indemnity is not the Initial Member or by independent legal counsel selected by the Managers in a written opinion.

(f) <u>Mandatory Advancement of Expenses</u>. The expenses of Managers, Members and officers incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Manager, Member or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she

is not entitled to be indemnified by the Company. The provisions of this Section 22(f) do not affect any rights to advancement of expenses to which personnel of the Company other than Managers, Members or officers may be entitled under any contract or otherwise.

(g) <u>Effect and Continuation</u>. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Sections 22 (a) – (f), inclusive:

(i) Does not exclude any other rights to which a Person seeking indemnification or advancement of expenses may be entitled under the Certificate or any operating agreement, vote of Members or disinterested Managers, if any, or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to Section 22(c) or for the advancement of expenses made pursuant to Section 22(f), may not be made to or on behalf of any Member, Manager or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, breach of fiduciary duty, fraud or a knowing violation of the law and was material to the cause of action.

(ii) Continues for a Person who has ceased to be a Member, Manager, officer, employee or agent and inures to the benefit of his or her heirs, executors and administrators.

(h) <u>Notice of Indemnification and Advancement</u>. Any indemnification of, or advancement of expenses to, a Manager, Member, officer, employee or agent of the Company in accordance with this Section 22, if arising out of a proceeding by or on behalf of the Company, shall be reported promptly in writing to the Members

(i) <u>Repeal or Modification</u>. Any repeal or modification of this Section 22 by the Members of the Company shall not adversely affect any right of a Manager, Member, officer, employee or agent of the Company existing hereunder at the time of such repeal or modification.

23. <u>Restrictions on Transfers of Units</u>. A Member shall not sell, assign, exchange, pledge, or otherwise transfer for consideration (collectively, "**Sell**" or "**Sale**") or give or otherwise transfer for no consideration (collectively, "**Give**" or "**Gift**") all or any part of the Member's Units (including, without limitation, voting rights or the Member's economic interest) without the prior written consent of the Manager, in the Manager's sole and absolute discretion. A Sale or Gift, including but not limited to a Sale or Gift by operation of law, of Units collectively may be referred to as a "**Transfer**" under this Agreement, a Member who Transfers his or her Units may be referred to as a "**Transferring Member**," and a Person to whom a Unit is transferred may be referred to as a "**Proposed Transferee**" or a "**Transferee**." Each Member hereby acknowledges the reasonableness of the restrictions on the Transfer of Units imposed by this Agreement in view of the Company's purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable. Any Transfer or attempted Transfer of all or any portion of Units in violation of this Section 23 shall be null and void and of no effect whatsoever, and the Company shall not recognize such Transfer or attempted Transfer. There are no permitted Gifts under this Section 23.

24. Resignation. A Member may not resign or retire as a Member of the Company except as set forth in Section 9(g). A Member which resigns or retires in contravention of this Agreement shall be liable to the Company for any damages occasioned by such resignation or retirement and, in addition to any remedies the Company may have at law or in equity, the Company may offset against any amounts it may owe to such resigning or retiring Member (in connection with a Distribution or otherwise) any such damages occasioned by such resignation or retirement.

25. Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the earliest to occur of the following:

(a)   the written consent of a Supermajority Interest of the Investor Members and the Manager;

(b)   the Manager (i) files an application for or consents to, the appointment of a trustee or receiver of its assets; (ii) files a voluntary petition in bankruptcy or files a pleading in any court of record admitting in writing its inability to pay its debts as they become due; (iii) makes a general assignment for the benefit of creditors; (iv) files an answer admitting the material allegations of, or consents to, or defaults in answering a bankruptcy petition filed against it; or (v) any court of competent jurisdiction enters an order, judgment or decree adjudicating the Manager a debtor or appointing a trustee or receiver of its assets, if such order, judgment or decree continues un-stayed and in effect for a period of 60 days;

(c)   the death, resignation, court declaration of incompetence, or dissolution of the Manager when an approved replacement is not obtained within one-year of such death, resignation, court declaration of incompetence, or dissolution as set forth in Section 15(d);

(d)   the sale of all or substantially all of the Assets of the Company; provided, however, that if the Company receives any deferred or noncash consideration in conjunction with such sale, the Company shall not be dissolved hereunder until the Manager determines that the continued existence of the Company is no longer necessary to collect or hold such deferred or noncash consideration; and

(e)   the entry of a decree of judicial dissolution of the Company pursuant to the Act.

26. Liquidation Upon Dissolution.

(a)   _Liquidator_. Upon the dissolution of the Company, sole and plenary authority to effectuate the liquidation of the Assets of the Company shall be vested in the Manager and, in the event of the resignation, dissolution, liquidation, or bankruptcy of the Manager, in a liquidator to be appointed by a Majority Interest of the Investor Members (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign and encumber any and all of the Company's Assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner.

(b)   _Value of Assets_. The Liquidator shall determine, in its sole discretion, the fair market value of all Assets of the Company as at the date of Distribution of such Assets.

        (c)   <u>Distribution of Proceeds of Liquidation.</u> The proceeds of liquidation of the Assets of the Company distributable upon a dissolution and winding up of the Company shall be applied in the following order of priority:

        (i)   first, to the creditors of the Company, including creditors who are Members, in the order of priority provided by Applicable Law, in satisfaction of all liabilities and obligations of the Company (of any nature whatsoever, including, without limitation, fixed or contingent, matured or un-matured, legal or equitable, secured or unsecured), whether by payment or the making of reasonable provision for payment thereof; then

        (ii)   to the Investor Members (pro ratably in accordance with their Ownership Interest) until each Investor Member receives its applicable Preferred Return; then

        (iii)   to the Investor Members (pro ratably in accordance with their Ownership Interest) until each Investor Member has been repaid its Capital Contribution; and thereafter

        (iv)   to the Initial Member.

27. <u>Tax Matters</u>. The Manager shall, on behalf of the Company, arrange, supervise and oversee the preparation and timely filing of all returns of Company income, gain, deductions, losses, credits and other items necessary for federal, state, local, and foreign income tax purposes and shall use all reasonable efforts to furnish to the Members, within 90 days after the close of the taxable year, the tax information reasonably required for federal, state, local and foreign income tax reporting purposes. The taxable year of the Company shall be the calendar year unless another year is required by the Code (the "**Company Year**").

28. <u>Amendment</u>.   This Agreement may not be amended without the consent of a Supermajority of Investor Members, except the Manager shall have the authority to (i) amend the Members Schedule as necessary to reflect the identity of holders of the Units and new Members; (ii) add to the representations, duties, or obligations of the Manager or surrender any right or power granted to the Manager; (iii) cure any ambiguity or correct or supplement any provision hereof which may be inconsistent with any other provision hereof or correct any printing, stenographic, or clerical errors or omissions; (iv) provide for the admission, withdrawal, or substitution of Members in accordance with this Agreement; (v) delete or add any provisions of this Agreement required to be so deleted or added by Applicable Law or by a securities law commissioner or similar such official or in order to qualify for a private placement exemption; (vi) to reflect any change in the amount of the Capital Contribution of any Member in accordance with this Agreement; and (vii) as otherwise provided in this Agreement; provided, however, that no amendment shall be adopted pursuant to this Section 28 if such amendment would (a) modify the limited liability of a Member, (b) alter a Member's right to transfer all or a portion of such Member's Units pursuant to this Agreement, (c) alter any provision contained in this Section 28 (with any such alteration being deemed to adversely affect each Member), or (d) limit or adversely affect such Member's voting rights; <u>provided</u>, <u>however</u>, that this consent provision shall not apply in the case of any effect that applies proportionally to all Members.

29. <u>Representations and Warranties of the Investor Members</u>. Each Investor Member hereby makes the representations and warranties set forth below with the express intention that

they be relied upon by the Company, the Manager, and the officers of the Company in determining the suitability of such Investor Member's acquisition of Investor Units.

(a) <u>Units Not Registered</u>. The Member understands that the Units have not been registered under the Securities Act of 1933, as amended (the "**Securities Act**"), or any applicable state Securities Law (the "**Blue Sky Laws**" and, together with the Securities Act, the "**Securities Laws**"). Furthermore, the Company is not under any obligation to register the Units at any time under Securities Laws.

(b) <u>Acquisition of Units is Speculative</u>. The Member has reviewed all documents the Member deems necessary to understand and evaluate the risks and merits of an investment in the Company. The Member recognizes that (i) the purchase of the Units is a speculative investment involving a high degree of risk, (ii) the economic benefits that may be derived therefrom are uncertain, and (iii) the total amount of the Member's investment could be lost.

(c) <u>Forward Looking Statements</u>. The Member understands that to the extent that the Member has received information consisting of projections and estimates concerning the timing and success of general investments or specific activities, revenues, income and capital spending, which are known as "forward-looking statements," such information is subject to risks and uncertainties that may change at any time, and, therefore, actual results may differ materially from those that are expected. The Member further understands that the forward-looking statements are not guarantees of future performance and the Member cannot be assured that such statements will be realized or the forward-looking events and circumstances will occur.

(d) <u>Ability to Bear Risk of Investment</u>. The Member has the ability to bear the economic risks of the investment. The Member's overall commitment to investments that are illiquid or not readily marketable is in proportion to the Member's net worth, and the acquisition of the Units will not cause the Member's overall commitment to illiquid investments to become disproportionate to the Member's net worth. The Member has adequate means of providing for the Member's financial requirements, both current and anticipated, and has no need for liquidity in an investment in the Units.

(e) <u>Investment Purposes</u>. The Member is acquiring the Units for investment for his, her or its own account and beneficial interest and not with a view to or for resale or distribution thereof. The Member further represents that the Member does not have any contract, undertaking, agreement, or arrangement with any Person to sell, transfer, or grant participation to any such Person with respect to the Units.

(f) <u>SEC Disclaimer</u>. The Member understands and agrees that the Units have not been recommended, approved or disapproved by the United States Securities and Exchange Commission or any other federal or state securities commission or regulatory authority, nor has any such commission or regulatory authority passed upon the accuracy or determined the adequacy of this Agreement, the items contained in this Agreement, any ancillary documents and any document or disclosure the Member may have received with respect to the Company. Any representation to the contrary is a criminal offense.

(g)   Binding Obligation; Compliance with Other Instruments. This Agreement has been duly authorized, executed and delivered by the Member and constitutes the valid and legally binding obligation of the Member, enforceable against the Member in accordance with its terms. The Member is not in violation or default of, and the execution, delivery and performance of and compliance with this Agreement by Member will not result in a violation or default of any provision of any document, agreement or order, each as in effect immediately prior to entering into this Agreement, that would reasonably be expected to prevent the Member from performing or materially adversely affect the Member's ability to perform his, her or its obligations under this Agreement.

(h)   Opportunity to Investigate the Risks. The Member and his, her, or its representative(s), as applicable, have received and reviewed certain information concerning the Company and the Member has had an opportunity to make inquiries concerning the Company and all matters relevant to an investment in the Company. The Member has been given the opportunity to ask questions of, and receive answers from, the Company concerning the Company's business, capital structure, management, the Units, the risks associated with an investment in the Company, and has been given the opportunity to obtain such additional information as the Member deems necessary to evaluate an investment in the Company. The Company makes no representation or warranty with respect to the completeness of such information and makes no representation or warranty of any kind with respect to any information provided to the Member other than that set forth in this Agreement.

(i)   Experience. The Member, together with the Member's advisor(s), has such knowledge and experience in financial, tax, and business matters so as to enable the Member to evaluate the merits and risks of an investment in the Company. The Member, together with the Member's advisor(s), is able to fend for himself, herself, or itself in transactions such as the one contemplated by this Agreement.

(j)   Accredited Investor. The Member is either:

(i)   an "accredited investor" as defined in Rule 501 of Regulation D as promulgated by the Securities and Exchange Commission under the Securities Act and, in such case, shall submit to the Company such further assurances of such status as may be reasonably requested by the Company; or

(ii)   if such Member has **either** an annual income or net worth of less than $107,000, the Member's Capital Contribution, together with any other investments made by such Member under Section 4(a)(6) of the Securities Act during the previous twelve (12) months, is less than or equal to the greater of:

(A) $2,200; or

(B)   Five percent (5%) of the greater of such Member's annual income or net worth; or

(iii)   If such Member has both an annual income **and** net worth of at least $107,000, the Member's Capital Contribution, together with any other investments made by such Member under Section 4(a)(6) of the Securities Act during the previous twelve (12) months, is less than or equal to ten percent (10%) of the greater of:

(A)   The Member's annual income (not to exceed an amount sold of $107,000 to each Member); and

(B)   The Member's net worth (not to exceed an amount sold of $107,000 to each Member).

(k)   <u>Investment Company Act</u>. In the event Company is considered to be an "investment company" under Section 3(a)(1) of the Investment Company Act of 1940 (the "**1940 Act**"), the Member acknowledges that the Company intends to rely on the exception from the definition of "investment company" in Section 3(c)(1) of the 1940 Act. The Member further represents and warrants that if the Member will own 10% or more of the Units, the Member is not an "investment company" within the meaning of the 1940 Act, nor is the Member an entity that would be such an investment company, but for the exception provided in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

(l)   <u>Private Offering; Restrictions on Transfer</u>. The Member understands that the Units are being purchased in a private offering and that there is no market for resale thereof and that there may never be a public market for the Units; therefore, the Member must be able to bear the economic risk of an investment in the Units for an indefinite period of time because he may not be able to sell or dispose of the Units. The Member will not sell or otherwise transfer any of the Units without registration under Securities Laws or an exemption therefrom, the determination of which shall be in the Company's sole discretion, and the Member understands that any certificate representing the Units may bear a legend restricting such transfer.

(m)   <u>Accuracy of Information; Other Members and Company Relying on Representations and Warranties</u>. The information contained above in this Section 29 is true and accurate information as of the date hereof. The Member understands and agrees that the Member is one of several investors in the Units (the other investors in the Units being referred to herein collectively as, the "**Other Members**") and that the Other Members are entering into this Agreement. The Member further understands and agrees that the Other Members and the Company are relying on the accuracy and completeness of the Member's representations and warranties in this Agreement.

30. <u>Miscellaneous</u>.

(a)   <u>Severability</u>. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability, or illegality shall not impair the operation of or affect those portions of this Agreement, which are valid, enforceable, and legal.

(b)   <u>Notices</u>. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (i)

when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by facsimile or email (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail (in each case, return receipt requested, postage pre-paid). Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 30(b).):

If to the Manager: Orion Capital LLC
                              Attention: Eric Shampine
                                 4 W Dry Creek Cir Ste 100
                                 Littleton, CO 80120
                              Email: eric@orioncapitalre.com

If to the Member, at the address, facsimile, and/or email listed on the records of the Company for such Member.

(c)   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, Docusign, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original copy of this Agreement.

(d)   Entire Agreement. This Agreement and all schedules and exhibits hereto, together with the Subscription Agreements, constitute the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior understandings or agreements between the parties.

(e)   Successors. This Agreement shall extend to and be binding upon the parties hereto and their transferees, heirs, successors, assigns, and legal representatives.

(f)   Governing Law. This Agreement and all related documents including all schedules and exhibits attached hereto, and all matters arising out of or relating to this Agreement, are governed by, and construed in accordance with, the laws of the State of Delaware, without regard to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

(g)   Dispute Resolution. Any dispute that arises under this Agreement, which the parties cannot otherwise resolve, shall be initially submitted to mediation in Denver, Colorado before a mediator agreed upon by the parties; if the parties cannot agree upon a mediator, then they shall submit their dispute to the Judicial Arbiter Group, or, if that company no longer exists, to the American Arbitration Association, for mediation. If a dispute is not resolved within thirty days of the holding of a mediation session, then it shall be submitted for binding arbitration to the Judicial Arbiter Group, or, if that company no longer exists, to the American Arbitration Association in Denver, Colorado pursuant to its Commercial Arbitration Rules. The parties consent to personal

jurisdiction and venue being proper in such courts. In arbitration, the arbitrator's award shall be final and binding and may be entered in any court having jurisdiction thereof.

(h)   Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

(i)   Waiver. Any party hereto may, only by an instrument in writing signed by a duly authorized representative, waive compliance by any other party hereto with any term or provision of this Agreement on the part of such other party hereto to be performed or complied with. The waiver by any party hereto of a breach of any terms or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

(j)   Headings; Definitions; Construction. The Section headings contained in this Agreement are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement. All references to Sections contained herein mean Sections of this Agreement unless otherwise stated. All capitalized terms defined herein are equally applicable to both the singular and plural forms of such terms. A reference in this Agreement to any statute shall be to such statute as amended from time to time, and the rules and regulations promulgated thereunder.

(k)   Waiver of Partition. The Members agree that the Company Assets are not and will not be suitable for partition. Accordingly, each Member hereby irrevocably waives any and all rights that it may have to maintain any action for partition of any Company Assets.

(l)   Legal Counsel. The Members and Manager acknowledge that the Company's counsel, Troxel Fitch, LLC ("**TF**") prepared this Agreement on behalf of, and in the course of its representation of the Company. TF may also be counsel to the Manager or any of its Affiliates. Each Investor Member acknowledges that TF does not represent any Investor Member and TF shall owe no duties directly to an Investor Member. Each Investor Member acknowledges that, whether or not TF has in the past represented such Investor Member with respect to other matters, TF has not represented the interest of any Investor Member in the preparation and negotiation of this Agreement. Further, the Investor Members have been advised by TF that a conflict exists among their individual interests as Members of a limited liability company. Each Investor Member should seek the advice of independent counsel prior to becoming a Member, and by signing this Agreement or the Joinder Agreement such Member acknowledges that they have had the opportunity to do so. Finally, each Member acknowledges that TF has advised that there may be tax and legal consequences to this Agreement and that TF has not advised as to the tax and/or legal consequences to the Members individual interest with respect to this Agreement and the transactions referenced herein.

[The remainder of this page is intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, have duly executed this Agreement as of the date and year first above written.

MANAGER:

Orion Capital LLC

_____

By, Eric Shampine, Manager

Exhibit A

FORM OF JOINDER AGREEMENT

Reference is hereby made to the Limited Liability Company Agreement, dated April 29, 2022, as amended from time to time (the "**LLC Agreement**"), between Orion Capital LLC, a Colorado limited liability company and Orion Equity Fund LLC, a Delaware limited liability company (the "**Company**"). Pursuant to and in accordance with Section 9(f) of the LLC Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that upon execution of this Joinder, such Person shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the LLC Agreement as though an original party thereto and, subject to the consent of the Manager, shall be deemed, and is hereby admitted as, a Member for all purposes thereof and shall be entitled to all the rights incidental thereto, and shall hold the status of an Investor Member.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of [DATE].

[NEW MEMBER]

By_____

Name:

Title:

EXHIBIT C: ARTICLES OF ORGANIZATION

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:26 PM 04/29/2022
FILED 04:26 PM 04/29/2022
SR 20221704079 - File Number 676996

STATE *of* DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE *of* FORMATION

FIRST
Name

The name of the limited liability company is:
Orion Equity Fund LLC

SECOND
Registered Agent

The address of its registered office in the State of Delaware is 8 The Green, Suite B in the City of Dover. Zip code 19901.

The name of its registered agent at such address is Northwest Registered Agent Service, Inc.

THIRD
Duration

The duration of the limited liability company shall be perpetual.

FOURTH
Purpose

The purpose for which the company is organized is to conduct any and all lawful business for which Limited Liability Companies can be organized pursuant to Delaware statute.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 29th day of April, 2022.

By: Morgan Noble
Authorized Person
Name: Morgan Noble